Matters Submitted to Vote of Shareholders


A special meeting of shareholders of the Funds was held June 9, 1997.
The meeting involved the election of Gary Patyk as a Trustee and approval of an Amended Management Agreement with Boberski & Company. Each of the other Trustees, Philip Hackbarth, Robert Alfe, and Irving Boberski, have terms that continued after the meeting. The following shares were represented at the meeting, either in person or by proxy. 76,947.908 shares of the Core Equity Fund, or 52.425% of the issued and outstanding shares of beneficial interest of the Core Equity Fund, 3,719,236.29 shares of the Money Market Fund, or 69.912% of the issued and outstanding shares of beneficial interest of the Money Market Fund. Gary Patyk was elected as a Trustee with 72,943.472 shares voted for, 2,225.895 shares voted against, and 1,778.541 shares abstaining of the Core Equity Fund and 3,703,720.680 shares voted for, 13,515.610 shares voted against, and 2,000.000 shares abstaining of the Money Market Fund. The Amended Management Agreement was approved with 72,704.162 shares voted for, 2,645.667 shares voted against, and 1,598.079 shares abstaining of the Core Equity Fund and 3,681,899.160 voted for, 33,080.860 shares voted against, and 4,256.270 abstaining of the Money Market Fund.